UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 5)

                   Under the Securities Exchange Act of 1934

                           ERESEARCH TECHNOLOGY, INC.
                               -----------------
                                (Name of Issuer)

                                  Common Stock
                         -----------------------------
                         (Title of Class of Securities)

                                  29481V108
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 21, 2008
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 15


CUSIP NO. 29481V108            SCHEDULE 13D                     Page 2 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,063,655**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,063,655**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,063,655**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                15.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below



                                  * * * * * *




CUSIP NO. 29481V108            SCHEDULE 13D                     Page 3 of 15

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        8,063,655**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   8,063,655**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,063,655**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                15.9%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below


                                  * * * * * *




CUSIP NO. 29481V108            SCHEDULE 13D                     Page 4 of 15


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       8,063,655**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  8,063,655**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,063,655**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below


                                  * * * * * *




CUSIP NO. 29481V108              SCHEDULE 13D                    Page 5 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      8,063,655**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 8,063,655**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,063,655**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *


CUSIP NO. 29481V108             SCHEDULE 13D                    Page 6 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      8,063,655**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 8,063,655**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,063,655**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *





CUSIP NO. 29481V108            SCHEDULE 13D                     Page 7 of 15


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP IV, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588693
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      8,063,655**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 8,063,655**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,063,655**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * * *




CUSIP NO. 29481V108            SCHEDULE 13D                     Page 8 of 15


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM STRATEGIC GP IV, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     26-0588732
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      8,063,655**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 8,063,655**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,063,655**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                         * * * * * *





CUSIP NO. 29481V108             SCHEDULE 13D                    Page 9 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       8,063,655**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  8,063,655**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  8,063,655**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               15.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                  * * * * *




CUSIP NO. 29481V108            SCHEDULE 13D                     Page 10 of 15


Item 1.  Security and Issuer
----------------------------

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on January 3, 2008 by Blum Capital Partners, L.P., a California limited partnership ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II")."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); and Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP") and Saddlepoint Partners
GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of common stock, $.01 par value (the "Common Stock") of eResearch Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 30 South 17th Street, Philadelphia, Pennsylvania 19103.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 2.  Identity and Background
---------------------------------

Item 2 of the Schedule 13D is hereby amended to add the following:

Blum Strategic GP IV, L.L.C ("Blum GP IV") is a Delaware limited liability company whose principal business is acting as the general partner of Blum Strategic GP IV, L.P. ("Blum GP IV LP"), a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P. ("Blum Strategic IV"), whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is
909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133




CUSIP NO. 29481V108            SCHEDULE 13D                    Page 11 of 15


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




CUSIP NO. 29481V108            SCHEDULE 13D                   Page 12 of 15


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

Item 3 is hereby amended and restated in its entirety with the following:

The source of funds for the purchases of securities was the working capital of Blum LP's limited partnerships and investment advisory clients, the partnership for which Blum GP II LP serves as the sole general partner, the partnership for which Blum GP III LP serves as the sole general partner, the partnership for which Blum GP IV LP serves as the sole general partner and the partnerships for which Saddlepoint GP serves as the general partner.


Item 4. Purpose of Transaction
-------------------------------

There have been no changes to Item 3 since the Schedule 13D Amendment filed on May 6, 2005.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008, there were 50,842,124 shares of
Common Stock issued and outstanding as of July 25, 2008. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 4,271,951 shares of Common Stock held by Blum L.P. and RCBA Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, which represents 8.4% of the outstanding shares of the Common Stock; (ii) 1,672,900 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 3.3% of the outstanding shares of the Common Stock; (iii) 1,162,518 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 2.3% of the outstanding shares of the Common Stock; (iv) 573,986 shares of the Common Stock held by Blum GP IV which serves as general partner of Blum GP IV LP which, in turn, serves as the general partner of Blum Strategic IV, which represents 1.1% of the outstanding shares of the Common Stock; (v) 26,900 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and (vi) 177,700 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.3% of the outstanding shares of the Common Stock and 177,700 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.3% of the outstanding shares of the Common Stock, (collectively, the "Investment Advisory Clients"), with respect to which Blum L.P. has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each

CUSIP NO. 29481V108            SCHEDULE 13D                   Page 13 of 15



disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP II, Blum GP III and Blum GP IV. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 8,063,655 shares of the Common Stock, which is 15.9% of the outstanding Common Stock.
As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the officers, managing members and members of Blum L.P., Blum GP II, Blum GP III LP, Blum GP III, Blum GP IV LP and Blum GP IV, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Blum L.P., Blum GP II, Blum GP III LP, Blum GP III, Blum GP IV LP or Blum GP IV.


c) During the last 60 days, the Reporting Persons have purchased the following shares of Common Stock in the open market:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------

Investment partnerships for        08-12-2008      6,500    12.2427
which Blum LP serves as the        08-13-2008      2,400    12.4200
general partner.                   08-14-2008      2,200    12.4418
                                   08-20-2008      1,300    12.5089
                                   08-21-2008        600    12.5000
                                   08-21-2008      2,400    12.5081

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------

For Blum Strategic III for         08-12-2008     17,200    12.2427
which Blum GP III LP serves        08-13-2008      6,500    12.4200
as the general partner and         08-14-2008      6,000    12.4418
for Blum GP III which serves       08-20-2008      3,400    12.5089
as the general partner for         08-21-2008      1,600    12.5000
Blum GP III LP.                    08-21-2008      6,500    12.5081


Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic IV for          08-12-2008    239,500    12.2427
which Blum GP IV LP serves         08-13-2008     90,400    12.4200
as the general partner and         08-14-2008     83,200    12.4418
for Blum GP IV which serves        08-20-2008     48,086    12.5089
as the general partner for         08-21-2008     22,300    12.5000
Blum GP IV LP.                     08-21-2008     90,500    12.5081



CUSIP NO. 29481V108            SCHEDULE 13D                   Page 14 of 15


Entity                            Trade Date    Shares      Price/Share
------                            ----------    -------      ----------
The partnership for which          08-12-2008     1,800     12.2427
Saddlepoint GP serves as           08-13-2008       700     12.4200
general partner.                   08-14-2008       600     12.4418
                                   08-20-2008       400     12.5089
                                   08-21-2008       200     12.5000
                                   08-21-2008       600     12.5081


(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

There have been no changes to Item 6 since the Schedule 13D Amendment filed on August 22, 2005.


Item 7. Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking


                                  * * * * * *




CUSIP NO. 29481V108            SCHEDULE 13D                   Page 15 of 15


                                SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 25, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member


BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     its General Partner                   its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           its General Partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Partner, Chief Operating Officer,
                                          General Counsel and Secretary


BLUM STRATEGIC GP IV, L.P.                BLUM STRATEGIC GP IV, L.L.C.
By:  Blum Strategic GP IV, L.L.C.
     its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Partner, Chief Operating Officer,
                                          General Counsel and Secretary




CUSIP NO. 29481V108            SCHEDULE 13D                     Page 1 of 1


                                 Exhibit A

                         JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.


Dated:  August 25, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member

BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     its General Partner                   its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           its General Partner


By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Partner, Chief Operating Officer,
                                          General Counsel and Secretary

BLUM STRATEGIC GP IV, L.P.                BLUM STRATEGIC GP IV, L.L.C.
By:  Blum Strategic GP IV, L.L.C.
     its General Partner

By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       ----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Partner, Chief Operating Officer,
                                          General Counsel and Secretary